Exhibit 77H

For AXP Quantitative Large Cap Equity Fund:

On February 19, 2004, the AXP Portfolio Builder Funds, six affiliated funds-of-funds, and American Express Financial Corporation, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.